# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C. H. ROBINSON WORLDWIDE, INC., CIK 0001043277
CUSIP: 12541W209
Title of class of securities: Common
Address of issuer's principal executive offices: 14701 CHARLSON ROAD, 14701 CHARLSON ROAD, EDEN PRAIRIE, New York (NY), 55347
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001325447-20-000003
Filed by CIK 0001325447

## Reporting persons
- First Eagle Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,334,699.05; shared voting power 0; sole dispositive power 5,818,146.87; shared dispositive power 0; aggregate amount beneficially owned 5,818,146.87 (4.9% of the class)

## Item 1. Issuer
Name of issuer: C. H. ROBINSON WORLDWIDE, INC.
Address of issuer's principal executive offices: 14701 CHARLSON ROAD, 14701 CHARLSON ROAD, EDEN PRAIRIE, NEW YORK, 55347

## Item 2. Person Filing
Name of person filing: First Eagle Investment Management, LLC
Address of principal business office or, if none, residence:
1345 Avenue of the Americas
New York, NY 10105
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,818,147
Percent of class: 4.9
Sole power to vote or to direct the vote: 5,334,699
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,818,147
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Eagle Investment Management, LLC: David O'Connor, General Counsel (05/13/2026)